Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-180488

(To Prospectus dated February 24, 2015, Prospectus

Supplement dated February 24, 2015 and Product

Supplement EQUITY INDICES SUN-1 dated

February 24, 2015)

Subject to Completion

Preliminary Term Sheet dated April 1, 2015

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.44 and $9.69 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.00	$
Underwriting discount (1) (2)	$0.20	$
Proceeds, before expenses, to BAC	$9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

April     , 2015

Units
$10 principal amount per unit
CUSIP No.
Pricing Date* April     , 2015 Settlement Date* April     , 2015 Maturity Date* April     , 2017 *Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)
Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index
¡ Maturity of approximately two years if not called prior to maturity
¡ Automatic call of the notes per unit at $10 plus the Call Premium ($1.00 on the Observation Date) if the Index is flat or increases above 100% of the Starting Value on the Observation Date
¡ The Observation Date will occur approximately one year after the pricing date
¡ If the notes are not called, at maturity:
¡ a return of [16% to 22%] if the Index is flat or increases up to the Step Up Value
¡ a return equal to the percentage increase in the Index if the Index increases above the Step Up Value
¡ 1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk
¡ All payments are subject to the credit risk of Bank of America Corporation
¡ No periodic interest payments
¡ Limited secondary market liquidity, with no exchange listing BANK OF AMERICA ENHANCED RETURN

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

Summary

The Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April     , 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes will be automatically called at the Call Amount if the Observation Level of the Market Measure, which is the PHLX Housing SectorSM Index (the “Index”), is equal to or greater than the Call Level on the Observation Date. If not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Index is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Step Up Payment) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-14.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately two years, if not called
Market Measure:	PHLX Housing SectorSM Index (Bloomberg symbol: “HGX”), a price return index.
Starting Value:	The closing level of the Market Measure on the pricing date.
Observation Level:	The closing level of the Market Measure on the Observation Date.
Observation Date:	April , 2016, subject to postponement in the event of Market Disruption Events, as described on page PS-18 of product supplement EQUITY INDICES SUN-1.
Call Level:	100% of the Starting Value
Call Amount (per Unit):	$11.00 if called on April , 2016

Call Settlement Date:

Approximately the fifth business day following the Observation Date, subject to postponement if the Observation Date is postponed, as described on page PS-18 of product supplement EQUITY INDICES SUN-1.

Call Premium:	$1.00 per unit if called on April , 2016 (which represents a return of 10.00% over the principal amount).
Ending Value:

The closing level of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES SUN-1.

Step Up Value:	[116% to 122%] of the Starting Value. The actual Step Up Value will be determined on the pricing date.
Step Up Payment:	[$1.60 to $2.20] per unit, which represents a return of [16% to 22%] over the principal amount. The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	100% of the Starting Value.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-14.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Autocallable Market-Linked Step Up Notes	TS-2

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on the Observation Date if the Observation Level on the Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Autocallable Market-Linked Step Up Notes	TS-3

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES SUN-1 dated February 24, 2015:

http://www.sec.gov/Archives/edgar/data/70858/000119312515060568/d878212d424b5.htm

▪	Series L MTN prospectus supplement dated February 24, 2015 and prospectus dated February 24, 2015:

http://www.sec.gov/Archives/edgar/data/70858/000119312515060103/d875567d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You are willing to receive a return on your investment capped at the return represented by the Call Premium if the Observation Level is equal to or greater than the Call Level.

▪	You anticipate that the notes will be automatically called or the Index will increase from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the notes are not automatically called and the Index decreases from the Starting Value to the Ending Value.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You want to hold your notes for the full term.

▪	You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value.

▪	You seek principal repayment or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes	TS-4

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values. These hypothetical values show a payout profile at maturity, which would only apply if the notes are not called on the Observation Date.

.

This graph reflects the returns on the notes, based on a Threshold Value of 100% of the Starting Value, a Step Up Payment of $1.90 per unit (the midpoint of the Step Up Payment range of [$1.60 to $2.20]), and a Step Up Value of 119% of the Starting Value (the midpoint of the Step Up Value range of [116% to 122%]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on the Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 100, a Step Up Value of 119, a Step Up Payment of $1.90 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, Step Up Payment, whether the notes are called on the Observation Date, and whether you hold the notes until maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.00		-100.00%
50.00		-50.00%	$5.00		-50.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
94.00		-6.00%	$9.40		-6.00%
97.00		-3.00%	$9.70		-3.00%
100.00	(1) (2)	0.00%	$11.90	(3)	19.00%
102.00		2.00%	$11.90		19.00%
105.00		5.00%	$11.90		19.00%
110.00		10.00%	$11.90		19.00%
119.00	(4)	19.00%	$11.90		19.00%
120.00		20.00%	$12.00		20.00%
130.00		30.00%	$13.00		30.00%
132.00		32.00%	$13.20		32.00%
140.00		40.00%	$14.00		40.00%
150.00		50.00%	$15.00		50.00%
160.00		60.00%	$16.00		60.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	This is the hypothetical Threshold Value.

(3)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $1.90.

(4)	This is the hypothetical Step Up Value.

Autocallable Market-Linked Step Up Notes	TS-5

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

Redemption Amount Calculation Examples

Example 1

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	90.00

$10 –	[	$10 ×	(100 – 90)	]	= $9.00	Redemption Amount per unit
100

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value:	100.00
Step Up Value:	119.00
Ending Value:	110.00

$10.00 + $1.90 = $11.90	Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3

The Ending Value is 132.00, or 132.00% of the Starting Value:

Starting Value:	100.00
Step Up Value:	119.00
Ending Value:	132.00

$10 +	[	$10 ×	(132 – 100)	]	= $13.20	Redemption Amount per unit
100

Autocallable Market-Linked Step Up Notes	TS-6

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1, page S-5 of the Series L MTN prospectus supplement, and page 9 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	If the notes are called, your investment return is limited to the return represented by the Call Premium.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Index, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-14. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in shares of companies included in the Index) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we or our affiliates may from time to time own securities of companies included in the Index we do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-26 of product supplement EQUITY INDICES SUN-1.

Autocallable Market-Linked Step Up Notes	TS-7

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

Additional Risk Factors

The stocks included in the Index are concentrated in one sector.

All of the stocks included in the Index are issued by companies whose primary lines of business are directly associated with the U.S. housing construction sector. As a result, the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the U.S. housing construction sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

A limited number of Index Components may affect its level and the Index is not necessarily representative of the U.S. housing construction industry.

As of February 27, 2015, the top three Index Components constituted 32.32% of the total weight of the Index and the top six Index Components constituted 56.07% of the total weight of the Index. Any reduction in the market price of those securities is likely to have a substantial adverse impact on the level of the Index and the value of the notes.

While the stocks comprising the Index are common stocks of companies generally considered to be involved in various segments of the U.S. housing construction industry, the stocks underlying the Index and the Index may not necessarily follow the price movements of the entire industry generally. If the stocks underlying the Index decline in value, the Index will decline in value even if common stock prices in the U.S. housing construction industry generally increase in value.

The housing construction industry is significantly affected by general and local economic conditions and real estate markets as well as by weather conditions, natural disasters, and geopolitical events, any of which could adversely affect the performance of the companies included in the Index.

The housing construction industry is cyclical and has from time to time experienced significant difficulties. The prices of the equity securities included in the Index and, in turn, the level of the Index will be affected by a number of factors that may affect the value of the notes, including:

▪	employment levels and job growth;

▪	the availability of financing for home buyers;

▪	market interest rates;

▪	consumer confidence;

▪	housing demand and real estate values;

▪	the availability of suitable undeveloped land;

▪	raw material and labor shortages and price fluctuations;

▪	federal, state, and local laws and regulations concerning the development of land, housing construction, home sales, consumer financing, and environmental protection;

▪	competition among companies which engage in the housing construction business; and

▪	the supply of homes and other housing alternatives.

In addition, weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, floods, and fires can harm the housing construction business. Geopolitical events, such as armed conflict and related market disruptions could also have a significant impact on the housing construction business.

These factors described above could cause a change in the housing construction industry generally or regionally and could cause the value of the equity securities included in the Index and the level of the Index to decrease or remain flat during the term of the notes.

There is no direct correlation between the value of the notes or the level of the Index and residential housing prices.

There is no direct linkage between the level of the Index and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the stocks included in the Index and, consequently, the Redemption Amount, the Index and the notes are not directly linked to movements of residential housing prices and may be affected by factors unrelated to those movements.

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Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

The Index

We have obtained all information regarding the Index contained in this term sheet, including its make-up, method of calculation, and changes in its components, from information prepared by NASDAQ OMX (the “Index sponsor”). That information reflects the policies of, and is subject to change by NASDAQ OMX. NASDAQ OMX, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Nasdaq®,” “OMX®,” “NASDAQ OMX®,” “PHLX®,” “PHLX Housing SectorSM Index,” and “HGXSM” are registered trademarks or servicemarks of Nasdaq OMX and have been licensed for use. The notes have not been passed on by NASDAQ OMX as to their legality or suitability and are not sponsored, endorsed, sold, or promoted by NASDAQ OMX or its affiliates. NASDAQ OMX OR ITS AFFILIATES MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES AND MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

The Index is designed to measure the performance of a set of companies whose primary lines of business are directly associated with the U.S. housing construction market. The Index is currently composed of 19 members. See “ — Composition of the Index.” The Index is published by NASDAQ OMX. The Index began on January 2, 2002 at a base value of 250.00.

The Index is monitored or benchmarked against the value at which it was initially set. The Index will reflect the U.S. housing construction industry only to the extent that the underlying issues are representative of the industry. NASDAQ OMX will adjust the composition of the Index due to mergers of component issuers, because issuers no longer reflect the particular Index group, or to improve the Index’s correlation to the U.S. housing construction industry, as described in more detail below.

General

The Index is a modified market capitalization-weighted index, in which the value of the Index equals the aggregate value of the Index share weights, also known as the “Index Shares,” of each of the securities included in the Index (the “Index Securities”), multiplied by each such Index Security’s last sale price, and divided by the divisor of the Index. The divisor serves the purpose of scaling the aggregate Index value to a lower order of magnitude, which is more desirable for Index reporting purposes. If trading in an Index Security is halted while the applicable market is open, the most recent last sale price for that security is used for all Index computations until trading resumes. If trading is halted before the market is open, the previous day’s last sale price is used.

The formula for the Index value is:

Aggregate Adjusted Market Value

Divisor

where the Divisor is:

(Market Value after Adjustments/Market Value before Adjustments) × Divisor before Adjustments

The Index is ordinarily calculated without regard to cash dividends on the Index Securities.

The Index is calculated during the trading day and is disseminated once per second from 9:30:01 a.m. to 5:16:00 p.m., east coast time. The closing value of the Index may change up until 5:15:00 p.m. east coast time due to corrections to the last sale price of the Index Securities.

Eligibility

Index eligibility is limited to specific types of securities. The security types eligible for the Index include domestic or foreign common stocks, ordinary shares, shares of beneficial interest or limited partnership interests, and tracking stocks. Security types not included in the Index are American Depository Receipts, closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units, and other derivative securities.

Initial Security Eligibility Criteria

To be included in the Index, a security must meet the following criteria:

▪	the security must be listed on the New York Stock Exchange, the Nasdaq Stock Market, or NYSE Amex Equities U.S.;

▪	the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is associated with the U.S. housing construction market under certain Industry Classification Benchmark codes, which are products of FTSE International Limited and are licensed for use by the Index Sponsor;

▪	only one class of security per issuer is allowed;

▪	the security must have a market capitalization of at least $100 million;

Autocallable Market-Linked Step Up Notes	TS-9

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

▪	the security must have traded at least 1.5 million shares in each of the last six months;

▪	the security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

▪	the security may not be issued by an issuer currently in bankruptcy proceedings;

▪	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for the Index;

▪	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

▪	the issuer of the security must have “seasoned” on a recognized market for at least six months; in the case of spin-offs, the operating history of the spin-off will be considered.

Component Replacement Criteria

In the event that an Index Security no longer meets the continued security eligibility criteria described below, it will be replaced with a security that meets all of the initial security eligibility criteria and additional criteria which follows. Securities eligible for inclusion will be ranked descending by market value, current price, and percentage price change over the previous six months. The security with the highest overall ranking will be added to the Index (if multiple securities have the same rank, the security with the largest market capitalization will rank higher), provided that the Index then meets the following criteria:

▪	no single Index Security is greater than 20% of the weight of the Index, and the top five Index Securities do not constitute more than 55% of the weight of the Index; and

▪	no more than 15% of the weight of the Index is composed of non-U.S. component securities that are not subject to comprehensive surveillance agreements.

In the event that the highest ranking security does not permit the Index to meet the above criteria, the next highest ranking security will be selected and the Index criteria will again be applied to determine eligibility. The process will continue until a qualifying replacement security is selected.

Continued Security Eligibility Criteria

To be eligible for continued inclusion in the Index, an Index Security must meet the following criteria:

▪	the security must be listed on the New York Stock Exchange, the Nasdaq Stock Market, or NYSE Amex Equities U.S.;

▪	the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is associated with the U.S. housing sector;

▪	the security must have a market capitalization of at least $60 million;

▪	the security may not be issued by an issuer currently in bankruptcy proceedings; and

▪	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

Continued Index Eligibility Criteria

In addition to the security eligibility criteria, the Index as a whole must meet the following criteria on a continual basis unless otherwise noted:

▪	no single Index Security is greater than 25% of the weight of the Index, and the top five Index Securities do not constitute more than 60% of the weight of the Index (measured semi-annually on the first trading day in January and July);

▪	no more than 18% of the weight of the Index is composed of non-U.S. Index Securities that are not subject to comprehensive surveillance agreements;

▪	the total number of Index Securities has not increased or decreased by 33 1/3% of the Index and in no event will be less than nine;

▪	Index Securities representing at least 95% of the weight of the Index have a market capitalization of at least $75 million;

▪	Index Securities representing at least 92% of the weight of the Index and at least 82% of the total number of Index Securities meet the security options eligibility rules;

▪	Index Securities must have trading volume of at least 600,000 shares for each of the last six months, except that for each of the lowest weighted Index Securities that in the aggregate account for no more than 5% of the weight of the Index, trading volume must be at least 500,000 shares for each of the last six months; and

▪	the lesser of the five highest weighted Index Securities or the highest weighted Index Securities that in the aggregate represent at least 30% of the total number of Index Securities each have had an average monthly trading volume of at least 1,250,000 shares over the past six months.

In the event the Index does not meet the criteria, the Index composition will be adjusted to ensure that the Index meets the criteria. Index Securities that contribute to the Index not meeting the eligibility criteria may be removed. Index Securities may be added and/or

Autocallable Market-Linked Step Up Notes	TS-10

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

replaced according to the component replacement rules to ensure compliance with these criteria. If removed, the security will, in ordinary circumstances, be removed at its last sale price. If the security is halted from trading on its primary listing market, however, and the official closing price cannot be readily determined, NASDAQ OMX may, at its discretion, remove the security at a zero price. If the security is removed at a zero price, it will be applied to the Index after the close of market but before the dissemination of the official closing value of the Index (ordinarily at 5:16 p.m.).

Index Maintenance

If a corporate event occurs as to any Index Security, such as a stock dividend, stock split, spin-off or rights issuance, the Index Shares and/or the price of the Index Security will be adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10%, the adjustment in the Index Shares and/or the price of the Index Security will be made as soon as practicable. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. The Index Shares are derived from the Index Security’s total shares outstanding. The Index Shares are adjusted by the same percentage amount by which the total shares outstanding have changed.

In the event of a special cash dividend, NASDAQ OMX will determine on an individual basis whether to make a change to the price of an Index Security in accordance with its Index dividend policy. If NASDAQ OMX determines that a change will be made, it will become effective on the ex-date, and advance notification will be made.

In the event of a change in the Index Shares, a change in an Index Security, or a change to the price of an Index Security due to spin-offs, rights issuances, or special cash dividends, the divisor is ordinarily adjusted to ensure that there is no discontinuity in the value of the Index, which might otherwise be caused by any such change. All changes are announced in advance and will be reflected in the Index prior to market open on the applicable effective date.

Index Rebalancing

The Index uses a modified market capitalization-weighting methodology. Each quarter, the Index is rebalanced so that the maximum weight of any Index Security will not exceed 15% and no more than two Index Securities will be at the cap. Under those circumstances, any Index Security that is then in excess of 8% will be capped at 8%. The aggregate amount by which all Index Securities over 15% and 8% is reduced will be redistributed proportionally across the remaining Index Securities. After redistribution, if any other Index Security then exceeds 8%, the Index Security is set to 8% of the Index and the redistribution is repeated to derive the final weights.

The modified market capitalization-weighted methodology is applied to the capitalization of each Index Security, using the last sale price of the Index Security at the close of trading on the first Friday in March, June, September, and December and after applying quarterly changes to the total shares outstanding. Index Shares are then calculated by multiplying the weight of the Index Security by the new market value of the Index and dividing the modified market capitalization for each Index Security by its corresponding last sale price. The changes become effective after trading on the third Friday in March, June, September, and December.

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Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

Composition of the Index

As of February 27, 2015, the Index was composed of the following nineteen stocks:

Company	Percentage of Index Weighting
Weyerhaeuser Company	13.84%
D.R. Horton, Inc.	9.56%
Vulcan Materials Company	9.32%
Fidelity National Financial, Inc.	8.41%
Masco Corporation	8.03%
Lennar Corporation	7.89%
PulteGroup, Inc.	7.74%
Toll Brothers, Inc.	7.39%
Lennox International Inc.	5.43%
Owens Corning	5.05%
Armstrong World Industries, Inc.	3.32%
Radian Group Inc.	3.27%
Standard Pacific Corp.	2.65%
The Ryland Group, Inc.	2.27%
Meritage Homes Corporation	1.89%
M.D.C. Holdings, Inc.	1.44%
KB Home	1.39%
M/I Homes, Inc.	0.58%
Hovnanian Enterprises, Inc.	0.53%

*	Rounded to two decimal places.

The following graph shows the monthly historical performance of the Index in the period from January 2008 through February 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On March 23, 2015, the closing level of the Index was 232.89.

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

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Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

License Agreement

NASDAQ OMX and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index, which is owned and published by NASDAQ OMX in connection with the notes. We are an authorized affiliate of MLPF&S. The license agreement between NASDAQ OMX and MLPF&S provides that the following language must be stated in this term sheet:

The notes are not sponsored, endorsed, sold, or promoted by NASDAQ OMX or its affiliates. NASDAQ OMX or its affiliates have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. NASDAQ OMX or its affiliates makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Index to track general stock market performance. NASDAQ OMX or its affiliates’ only relationship to MLPF&S and to us is the licensing of the Nasdaq®, OMX®, PHLX Housing SectorSM, and HGXSM registered trademarks, service marks, and certain trade names of NASDAQ OMX and the use of the Index, which is determined, composed, and calculated by NASDAQ OMX or its affiliates without regard to MLPF&S, us, or the notes. NASDAQ OMX or its affiliates has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the notes into consideration in determining, composing, or calculating the Index. NASDAQ OMX or its affiliates is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. NASDAQ OMX or its affiliates has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion, or trading of the notes.

NASDAQ OMX OR ITS AFFILIATES DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ OMX OR ITS AFFILIATES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ OMX OR ITS AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ OMX OR ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Autocallable Market-Linked Step Up Notes	TS-13

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors — General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds” on page PS-16 of product supplement EQUITY INDICES SUN-1.

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Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index, due April , 2017

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract with respect to the Index.

▪	Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 96 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale, exchange, or redemption of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-26 of product supplement EQUITY INDICES SUN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Autocallable Market-Linked Step Up Notes	TS-15